30 August 2006                                                   [corus logo]

Corus Group plc 2006 Second Quarter Results

Highlights

o Operating profit from continuing operations improved to (pound)129m compared to (pound)80m (excluding (pound)96m non-recurring pension credit) in the first quarter
o  Second quarter profit after tax of (pound)82m (Q1 2006: (pound)45m)
o  EPS increased to 9.09 pence (Q1 2006: 4.60 pence)
o Net debt at (pound)1,399m includes (pound)145m due to the first time adoption of IFRIC 4 from January 2006 and (pound)268m associated with the adoption of IAS 32 and 39 in 2005. H1 has seen a (pound)374m increase in working capital requirements including slab to cover the IJmuiden blast furnace reline
o  Interim dividend increased to 2.75 pence

  --------------------------------------------------------------------------------------------------------------------------
    Q2 2006         Q1 2006         Q2 2005     (pound) millions unless stated                    H1 2006        H1 2005

  --------------------------------------------------------------------------------------------------------------------------
                                                Continuing operations**
  --------------------------------------------------------------------------------------------------------------------------
        129             176             267     Group operating profit                                305            485
  --------------------------------------------------------------------------------------------------------------------------
        193            240*             347     EBITDA* excluding restructuring, impairment           433            638
                                                and disposals
  --------------------------------------------------------------------------------------------------------------------------
        126            171*             277     Operating profit* excluding restructuring,            297            500
                                                impairment and disposals
  --------------------------------------------------------------------------------------------------------------------------
         73              33             180     Profit after taxation                                 106            340
  --------------------------------------------------------------------------------------------------------------------------
                                                All operations**
  --------------------------------------------------------------------------------------------------------------------------
         82              45             171     Profit after taxation                                 127            337
  --------------------------------------------------------------------------------------------------------------------------
       9.09            4.60           19.20     Earnings per share (pence)                          13.69          37.80
  --------------------------------------------------------------------------------------------------------------------------
    (1,399)         (1,319)         (1,131)     Net debt at end of period                         (1,399)        (1,131)
  --------------------------------------------------------------------------------------------------------------------------

  * Refer to note 12 for reconciliation to Group operating profit. Q1 2006 includes (pound)96m non-recurring pensions accounting credit
  ** The income statement has been presented to show the Aluminium rolled products and extrusions businesses as discontinued operations


Outlook for 2006

o Global demand growth remains strong with European and North American inventories having returned to normal levels
o  Selling price increases of between 7-12% secured for the third quarter
o  Further price increases of 5-10% announced for the fourth quarter
o The blast furnace reline at IJmuiden will reduce steel production in the second half by 800kt, in addition to normal maintenance shutdowns
o Overall, the H2 trading environment is expected to be better than the second quarter, however the benefit of improved selling prices will be largely offset by higher raw material costs and reduced steel production



                                 Corus Group plc 2006 Second Quarter Results   1

As required by IFRS 5 'Non Current Assets Held for Sale and Discontinued Operations', Corus' Aluminium rolled products and extrusions businesses have been classified as held for sale and discontinued operations. These businesses were sold to Aleris International Inc on 1 August 2006. Turnover, group operating profit and profit before tax for all periods presented, exclude the results of these businesses, which are now only shown as a single net amount in the consolidated income statement below profit after tax. This reclassification has required restatement of all comparative periods. Assets and liabilities related to discontinued operations, to the extent that they are not already eliminated on consolidation, have been excluded from the individual lines of the consolidated balance sheet and shown separately as being held for sale as at 1 April 2006. No prior period restatement is required for the balance sheet.


Financial highlights

In the second quarter of 2006, profit after tax increased to (pound)82m, compared to (pound)45m in the first quarter of the year, of which (pound)73m related to continuing operations and (pound)9m to discontinued operations. Earnings per share (EPS) improved to 9.09 pence (Q1 2006: 4.60 pence). The second quarter result took the profit after tax for the first half of 2006 to (pound)127m (EPS: 13.69 pence).


Continuing operations

The recovery in underlying European demand, combined with inventories at or below normal levels, provided the basis for improved selling prices in the second quarter of 2006. External turnover in the quarter rose by 5% to (pound)2,405m (Q1 2006: (pound)2,289m) as deliveries increased to 5.5mt (Q1 2006: 5.2mt), primarily driven by higher sales from the Group's international trading and projects business. Announced price increases of between 5-7% were secured across a range of strip and long products, although average revenue per tonne remained broadly unchanged. This reflected a change in sales mix in the quarter from both the Strip Products division, related to lower sales from the electrical steel laminations businesses that were sold during the quarter and lower coated tube sales, and the higher trading and projects business volumes within the Distribution & Building Systems division.

The second quarter of 2006 also saw further increases in raw material costs partially offset by improvements from the Group's Restoring Success programme. In this environment, the Group generated an operating profit from continuing operations of (pound)129m, compared to (pound)176m in the first quarter of 2006 that included a non-recurring pension credit of (pound)96m.

This result took the operating profit for the first six months of the year to (pound)305m compared to (pound)485m in the first half of 2005 reflecting a combination of an 8% reduction in selling prices as market conditions weakened in the second half of last year and significant increases in raw material and energy costs.

Net debt at the end of the second quarter was (pound)1,399m including (pound)145m due to the adoption of IFRIC 4 `Determining whether an arrangement contains a lease' from January 2006 and (pound)268m associated with the adoption of IAS 32 and IAS 39 in 2005. The increase in net debt during the first half of 2006 also reflected a (pound)374m build-up in working capital and an (pound)87m premium in respect of the early redemption of the (pound)150m debenture completed during the first quarter. Working capital included some 750kt (circa (pound)150m) in respect of slab inventory ahead of the planned reline of blast furnace no.7 at IJmuiden in September 2006. The ratio of working capital to turnover was unchanged from the first quarter of 2006 at 19%.


                                 Corus Group plc 2006 Second Quarter Results   2

Discontinued operations - Aluminium rolled products and extrusions businesses

On 1 August 2006, Corus completed the sale of its downstream Aluminium rolled products and extrusion businesses to Aleris International Inc. for a gross consideration of (euro)826m (circa (pound)570m). The net proceeds after deducting pension liabilities, net debt and minority interests were (euro)696m (circa (pound)480m) and will be used to further strengthen the Group's balance sheet and invest in the carbon steel business. The transaction is not expected to result in a material profit on disposal. Discontinued operations generated a profit after tax of (pound)9m in the second quarter of 2006.


Restoring Success

The Group's Restoring Success programme, launched in June 2003, aimed to deliver EBITDA benefits of (pound)680m per annum by the end of 2006. At the end of June 2006, annualised exit rate benefits of (pound)620m were secured, including (pound)35m from the downstream aluminium businesses. Target benefits by the end of 2006 have been revised to (pound)635m to reflect the disposal of these businesses. Good progress continues to be made and the Group remains confident that the savings will be delivered in full.


Dividend

The Group recommenced dividend payments in respect of 2005 equivalent to 7.5 pence, following the 1 for 5 share consolidation undertaken in May 2006 (interim
2.5 pence and final 5 pence). The Board is today declaring an increase in the interim dividend to 2.75 pence per share reflecting continued confidence in the underlying long-term recovery of the Group. The interim dividend will be paid on 6 October 2006 to shareholders on the register at 8 September 2006. For American Depositary Receipt holders, the dividend is payable in US dollars on 16 October 2006 by the Depositary, The Bank of New York, to the ADR holders of record on 8 September 2006.


Outlook

Global steel demand is expected to remain robust during the second half of 2006. European and North American inventory levels have returned to normal levels and selling price increases of between 7-12% have been secured in the third quarter of 2006. Further selling price increases of between 5-10% have also been announced for the fourth quarter of 2006.

The reline of the no. 7 blast furnace at IJmuiden will take place between September 2006 and the end of November 2006. The reline is expected to reduce steel making by 800kt in the second half of the year and impact the income statement by some (pound)40m. This is in addition to the seasonal production breaks normally undertaken during the second half of the year.

Against this background, the second half trading environment is expected to be better than the second quarter, however the benefit of improved selling prices will be largely offset by higher raw material costs and reduced steel production.

Commenting on the result, Philippe Varin, Chief Executive said;
"In the second quarter of 2006, Corus' financial performance has benefited from a combination of the improvement in market conditions and our Restoring Success programme. The market outlook for the second half of the year is


                                 Corus Group plc 2006 Second Quarter Results   3
encouraging, although the blast furnace reline at IJmuiden and seasonal production shutdowns will mitigate the benefits to our income statement over this period.

The completion of the sale of our downstream aluminium operations is an important milestone in allowing the Group to focus on carbon steel."


--------------------------------------------------------------------------------
Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of (pound)9 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 41,200 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.
--------------------------------------------------------------------------------


The full interim report is attached to this press release. Copies of today's announcement are available on the Corus website: www.corusgroup.com. Philippe Varin, Chief Executive Officer and David Lloyd, Chief Financial Officer, will host a conference call and webcast for the investment community, to discuss the Group's second quarter results at 10am London time on Wednesday, 30 August 2006. The conference call telephone number is +44 (0) 20 7138 0818. The webcast can be viewed at www.corusgroup.com/investor or www.cantos.com. For individuals unable to participate in the conference call, a telephone replay will be available from midday on Wednesday 30 August 2006 until Thursday 7 September 2006. The telephone number for the replay service is +44 (0) 20 7806 1970. The passcode is 9468281#.


Contacts:   Investor Relations:    Tel. +44 (0) 20 7717 4514/4501/4504
                                   Fax. +44 (0) 20 7717 4604
                                   e-mail: investor@corusgroup.com

            Corporate Relations:   Tel. +44 (0) 20 7717 4532/4597
                                   Fax. +44 (0) 20 7717 4316

            Mailing address:       30 Millbank, London, SW1P 4WY, United Kingdom


Certain forward-looking statements

The Interim results for the first half of 2006 contains certain forward-looking statements. These statements are subject to risks and uncertainties because they relate to events that may or will occur in the future and could cause actual results to differ materially from those expressed. Many of these risks and uncertainties relate to factors that are beyond Corus' ability to control or estimate precisely, such as future market and economic conditions, the actions of competitors, operational problems and the actions of government regulators. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Corus undertakes no obligation to update or publicly revise forward-looking statements. All written, oral and electronic forward-looking statements attributable to Corus or persons acting on behalf of Corus are expressly qualified in their entirety by this cautionary statement.


                                 Corus Group plc 2006 Second Quarter Results   4

                                                                    [corus logo]

--------------------------------------------------------------------------------

Corus Group plc
Interim Report for the 6 months to 1 July 2006

--------------------------------------------------------------------------------

Contents

   2   Review of the period

  10   Consolidated income statement

  11   Consolidated balance sheet

  12   Statement of recognised income and expense

  12   Reconciliation of movements in equity

  13   Consolidated cash flow statement

  14   Reconciliation of net cash flow to movement in net debt

  14   Analysis of net debt

  15   Supplementary information

  22   Independent review report

  23   Appendix 1






This Interim Report sets out the results for the three months to 1 July 2006 and six months to 1 July 2006. Unless otherwise stated, comparisons are to the three months ended 1 April 2006 and six months ended 2 July 2005. The information in this interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Board approved this document on 30 August 2006. The comparative figures for the financial year ended 31 December 2005 are not the Company's statutory accounts for that financial year. The comparative figures for this period have been restated in accordance with IFRS 5 `Non Current Assets Held for Sale and Discontinued Operations', explained on page 2 `Review of the period'. The statutory accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.


                                 Corus Group plc 2006 Second Quarter Results   1

Review of the period

As required by IFRS 5 'Non Current Assets Held for Sale and Discontinued Operations', Corus' Aluminium rolled products and extrusions businesses have continued to be classified as a business held for sale and a discontinued operation. The disposal of these businesses to Aleris International Inc. was completed on 1 August 2006. Turnover, group operating profit and profit before tax for all periods presented exclude the results of these businesses, which are only shown as a single net amount in the consolidated income statement below profit after tax. All comparative periods have been restated for the reclassification. Assets and liabilities related to discontinued operations, to the extent that they are not already eliminated on consolidation, have been excluded from the individual lines of the consolidated balance sheet and shown separately as being held for sale as at 1 July 2006. No prior period restatement is required for the balance sheet.


Income statement

In the second quarter of 2006, Corus generated a profit after tax of (pound)82m (Q2 2005: (pound)171m), of which (pound)73m related to continuing operations (Q2 2005: (pound)180m) and (pound)9m to discontinued operations (Q2 2005: (pound)9m loss). This took the profit after tax for the six months ended 1 July 2006 to (pound)127m (2005: (pound)337m) and basic earnings per share to 13.69p (2005:
37.80p).


Continuing operations

H1 2006 v H1 2005 comparison

Group turnover in the first half of 2006 at (pound)4,694m, was 3% lower when compared to the previous year (2005: (pound)4,832m). Total deliveries increased by 6% to 10.6mt (2005: 10.0mt) and included an additional 0.5mt of slab supplied from Teesside under the off-take agreement completed in January 2005. Average steel selling prices were 8% lower than the first half of 2005 following the significant reduction in selling prices experienced during the second half of last year.

Operating costs in the six months were (pound)4,389m and included a (pound)96m non-recurring pension credit, primarily related to the revised contribution and benefits framework of the British Steel Pension Scheme (BSPS), agreed in February 2006. Excluding this pension credit, operating costs increased by 3% (2005: (pound)4,347m) and reflected the impact of increased input costs, particularly coal, iron ore, energy and zinc, and higher production volumes, offset by savings from the Group's Restoring Success programme. The result also included the impact of commissioning costs at Engineering Steels that have continued to adversely affect manufacturing performance.

Group operating profit in the six months was (pound)305m (2005: (pound)485m) and included a net charge for restructuring and impairment costs of (pound)7m (2005:
(pound)24m), mainly associated with the Long Products division. Operating profit also included profit on sale of fixed assets and group undertakings of (pound)15m (2005: (pound)9m) primarily related to the disposal of surplus land, offset by a loss on disposal of the Cogent Power lamination businesses (see `Acquisitions and disposals' on page 8).

Net finance costs in the six months increased by (pound)97m to (pound)144m (2005: (pound)47m), reflecting the (pound)87m premium paid in March to redeem the (pound)150m 11.5% debenture due 2016. Net finance costs also included a (pound)14m charge in relation to the fair value of the equity option within the Group's convertible bonds (2005: (pound)3m gain).


                                 Corus Group plc 2006 Second Quarter Results   2

The share of post-tax profits of joint ventures and associates in the six months increased to (pound)6m (2005: (pound)1m).

The net tax charge was (pound)61m (2005: (pound)99m) and related entirely to the Group's overseas operations.


Q2 2006 v Q1 2006 comparison

In the second quarter of 2006, Group turnover increased by 5% to (pound)2,405m (Q1 2006: (pound)2,289m) as deliveries increased to 5.5mt (Q1 2006: 5.2mt), primarily reflecting higher sales from the Group's international trading and projects business. Announced price increases of between 5-7% were secured across a range of strip and long products, although average revenue per tonne remained broadly unchanged. This reflected a different sales mix in the quarter from the Strip Products division, related to lower sales from the electrical steel laminations businesses that were sold during the quarter and lower coated tube sales, and the higher trading and projects business volumes within the Distribution & Building Systems division.

Operating costs in the second quarter at (pound)2,276m were 8% higher than the first quarter (Q1 2006: (pound)2,113m), which included the non-recurring pension credit outlined above. Excluding this credit, operating costs increased by 3% reflecting the impact of increased volumes, higher raw material costs, particularly iron ore and zinc, offset by further benefits from the Group's Restoring Success programme.

The Group generated an operating profit from continuing operations of (pound)129m compared to (pound)176m in the first quarter that included the non-recurring pension credit of (pound)96m.

Net finance costs at (pound)28m decreased by (pound)88m when compared to the first quarter of 2006 that included a charge of (pound)87m in respect of the premium paid on the early redemption of the (pound)150m debenture.

The Group's share of post-tax profits of joint ventures and associates increased to (pound)5m reflecting the improved market conditions in the second quarter of the year (Q1 2006: (pound)1m).

The net tax charge of (pound)33m compared to (pound)28m in the first quarter of 2006 and related entirely to the Group's overseas operations.


Profit after taxation: discontinued operations - Aluminium rolled products and extrusions businesses

On 1 August 2006, Corus completed the sale of its downstream Aluminium rolled products and extrusions businesses to Aleris International Inc. for a gross consideration of (euro)826m (circa (pound)570m). In accordance with IFRS 5, these businesses have been classified as held for sale and discontinued operations. The results of these businesses are summarised in note 8 on page 19. In the first six months of 2006, they generated a profit after tax of (pound)21m, compared to a loss of (pound)3m in the first half of 2005. The improvement reflected a combination of 18% higher selling prices, a better product mix and improved manufacturing performance that more than offset increased raw material costs and 2% lower deliveries. In the second quarter of 2006 the profit after tax was (pound)9m compared to (pound)12m in the first quarter of 2006.

Assets of (pound)760m and liabilities of (pound)323m primarily related to these businesses, excluding balances eliminated on consolidation, have been classified as held for sale on the face of the Group's balance sheet.


                                 Corus Group plc 2006 Second Quarter Results   3

Cash flow and net debt


Net cash flow from operating activities

There was a small net cash inflow from operating activities of (pound)4m during the second quarter of 2006. The operating profit for the quarter of (pound)129m and depreciation and amortisation of (pound)67m were offset by a (pound)90m increase in working capital requirements, a (pound)27m non-cash movement in retirement benefit assets and obligations, and interest and tax payments of (pound)48m and (pound)22m respectively.

The quarterly movement took the total outflow for the first six months of the year to (pound)255m. Working capital requirements in this period were (pound)374m, reflecting an increase in trade receivables combined with the continued build-up of slab inventory ahead of the blast furnace reline at IJmuiden that begins in September 2006. In addition to normal interest and tax payments, the half-year also included the (pound)87m premium paid to redeem the (pound)150m debenture redeemed during the first quarter of the year.


Net cash flow from investing activities

The outflow during the second quarter on investing activities was (pound)50m, bringing the six months total to (pound)129m. This primarily reflected capital expenditure in the first half of the year of (pound)186m, partially offset by disposal proceeds from the sale of surplus land and other investments.


Net cash flow from financing activities

The cash outflow on financing activities during the second quarter was (pound)50m and primarily related to the (pound)44m payment of the final dividend for 2005. This increased the outflow for the six months to (pound)198m, including the redemption of the nominal value of the (pound)150m debenture, explained above.

Overall, net cash and cash equivalents, including foreign exchange rate changes, have decreased by (pound)584m during the first half of 2006.


Net debt

Net debt was (pound)1,399m at the end of June 2006 (H1 2005: (pound)1,131m) and included a (pound)145m initial increase due to the adoption of IFRIC 4 from January 2006. IFRIC 4 `Determining whether an arrangement contains a lease' has resulted in a number of long-term supply arrangements being treated as finance leases. Comparative numbers for 2005 have not been restated for IFRIC 4. Net debt also includes (pound)268m associated with the adoption of IAS 32 and 39 in 2005 that require drawings under the Group's receivables securitisation programme to be treated as debt.

The increase in net debt when compared to the year-end position of (pound)821m was primarily driven by the impact of adopting IFRIC 4, combined with the premium paid to redeem the (pound)150m debenture and the build-up of working capital outlined above.


Balance sheet: net retirement benefit assets

As at 1 July 2006, net assets increased to (pound)3,675m compared to (pound)3,300m at 2 July 2005 and (pound)3,378m at 31 December 2005. The increase in net assets primarily reflected a net retirement benefit asset of (pound)208m at 1 July 2006, compared


                                 Corus Group plc 2006 Second Quarter Results   4
to net liabilities of (pound)307m at 2 July 2005 and (pound)284m at the year-end. During the first six months the surplus on the BSPS scheme increased to (pound)375m, driven by a combination of a recovery in bond yields used to discount scheme liabilities, equity market performance and the reduction in future liabilities secured as part of the new framework and benefits agreement related to this scheme.


Share consolidation

At Corus' AGM on 9 May 2006, shareholders approved the consolidation of Corus' existing share capital. One new ordinary share of 50 pence has now been issued for every 5 existing ordinary shares of 10 pence. The new 50 pence ordinary shares began trading on Monday 15 May 2006 at an opening price of 5 times the closing price on the previous Friday. Earnings per share have been restated for this share consolidation.


Divisional performance

The Group structure comprises four main operating divisions - Strip Products, Long Products, Distribution & Building Systems and Aluminium. The main components of these divisions are noted in Appendix 1 of this release on page 23.


Strip Products Division

    Q2 2006     Q1 2006     Q2 2005  (pound) millions unless stated                     H1 2006     H1 2005
-------------------------------------------------------------------------------------------------------------
      1,333       1,340       1,384  Turnover                                             2,673       2,724
-------------------------------------------------------------------------------------------------------------
      2,927       2,969       2,933  Deliveries (kt)                                      5,896       5,726
-------------------------------------------------------------------------------------------------------------
         81         105         228  Operating profit                                       186         407
-------------------------------------------------------------------------------------------------------------
         87         106         230  Operating profit                                       193         410
                                     (before restructuring, impairment and disposals)

          H1 2006 v H1 2005 comparison

     o Gross turnover in the first six months of 2006 at (pound)2,673m was 2% lower than 2005. Average selling prices were 5% lower, reflecting the significant fall in selling prices in the second half of last year. The impact of lower selling prices was offset by a 3% increase in deliveries to 5.9mt (2005: 5.7mt) due in part to an increase in steel production at Port Talbot as part of the UK restructuring programme.
     o The operating profit, excluding restructuring and impairment costs and disposal profits, was (pound)193m, compared to (pound)410m in 2005, when market conditions were significantly more favourable. Lower selling prices and higher raw material and energy costs, more than offset the benefit of increased deliveries and benefits from Restoring Success.


          Q2 2006 v Q1 2006

     o Announced price increases in the second quarter of between 5-7% were secured across a wide range of strip products. The increase in average revenue per tonne was restricted to only 1% however and reflected a revised sales mix, in particular, lower sales from the electrical steel laminations businesses that were sold during the quarter and lower coated tube volumes.


                                 Corus Group plc 2006 Second Quarter Results   5

     o Excluding restructuring and impairment costs and disposal profits, the underlying operating profit was (pound)87m, compared to (pound)106m in the first quarter, reflecting the impact of higher raw material costs, particularly iron ore, zinc and scrap, in the second quarter.


Long Products Division

    Q2 2006     Q1 2006     Q2 2005  (pound) millions unless stated                     H1 2006     H1 2005
-------------------------------------------------------------------------------------------------------------
        702         648         737  Turnover                                             1,350       1,444
-------------------------------------------------------------------------------------------------------------
      1,933       1,852       1,886  Deliveries (kt)                                      3,785       3,728
-------------------------------------------------------------------------------------------------------------
         34        (29)          45  Operating profit/(loss)                                  5          91
-------------------------------------------------------------------------------------------------------------
         26        (26)          50  Operating profit /(loss)                                 -         105
                                     (before restructuring, impairment and disposals)


          H1 2006 v H1 2005 comparison

     o Gross turnover in the first six months of 2006 of (pound)1,350m was 7% lower than 2005 driven by an 8% reduction in average selling prices that reached their lowest point in the first quarter of 2006. Selling prices improved in the second quarter of 2006 as stock levels returned to normal and demand for core long products in the UK market improved. Total deliveries increased by 2% to 3.8mt (2005: 3.7mt).
     o The commissioning of new assets at Engineering Steels, as part of the UK restructuring programme remained challenging in part due to the complex, high value product mix with an estimated impact of some (pound)35m in the first six months. Progress continues to be made and the division remains confident that the projected benefits from the restructuring project will be delivered.
     o Excluding restructuring and impairment costs and disposal profits, the division generated a breakeven operating result in the first six months of 2006 (2005: (pound)105m). This reflected a significant cost/price squeeze driven by a combination of higher operating costs, particularly raw materials and energy, the impact of commissioning new assets and lower selling prices, particularly for commodity grade products.


          Q2 2006 v Q1 2006

     o Average selling prices in the second quarter of 2006 increased by 4%, reflecting a price recovery in the market for long products particularly in the construction sector, combined with higher selling prices for sections and commodity grade rod influenced by higher scrap prices. Total deliveries increased by 4% to 1.9mt.
     o The operating profit in the second quarter, excluding restructuring and impairment costs and disposal profits, improved significantly to (pound)26m. The recovery in selling prices and improved operational performance more than offset further raw material cost increases.
     o Good progress continues to be made with the first phase of the (pound)130m investment announced last year to improve the competitive position of sections, rail and wire rod. This has allowed rail production at the Workington site to end during August 2006, with production at Scunthorpe due to commence in the fourth quarter of 2006.


                                 Corus Group plc 2006 Second Quarter Results   6

Distribution & Building Systems Division

    Q2 2006     Q1 2006     Q2 2005  (pound) millions unless stated                     H1 2006     H1 2005
-------------------------------------------------------------------------------------------------------------
        760         680         857  Turnover                                             1,440       1,585
-------------------------------------------------------------------------------------------------------------
      1,719       1,462       1,755  Deliveries (kt)                                      3,181       3,337
-------------------------------------------------------------------------------------------------------------
         19          12          13  Operating profit                                        31          28
-------------------------------------------------------------------------------------------------------------
         18           3          14  Operating profit                                        21          30
                                     (before restructuring, impairment and disposals)


          H1 2006 v H1 2005 comparison

     o Gross turnover for Distribution & Building Systems at (pound)1,440m was 9% lower than 2005, driven by weaker market conditions. Average selling prices decreased by 5% with lower selling prices for the distribution business in line with those experienced by both the Long Products and Strip Products divisions. Total deliveries also decreased 5% to 3.2mt (2005: 3.3mt), mainly in the division's international trading and projects business.
     o The underlying operating profit in the six months was (pound)21m excluding restructuring and impairment costs and disposal profits, compared to (pound)30m in 2005 when market conditions were more favourable.

          Q2 2006 v Q1 2006

     o Gross turnover increased by 12% compared to the first quarter of 2006. Deliveries increased by 18% to 1.7mt (Q1 2006: 1.5mt) reflecting an increase in sales to the construction sector and from the trading and projects business. Overall, the division's average selling price reduced by some 5%. Excluding the trading and projects business however, average selling prices increased by some 3%, broadly in line with the increases secured by the Long Products and Strip Products divisions.
     o The underlying operating result improved by (pound)15m to (pound)18m in the second quarter of 2006, reflecting the improved market conditions and increased sales, particularly to the construction sector.


Aluminium Division: continuing operations

Corus' aluminium smelting operations are not part of the transaction with Aleris International Inc., and will remain within the Group. The following results therefore relate to the current external activities of the Group's smelting and metal trading operations only. Sales to the rolled products and extrusion businesses are eliminated on consolidation and are not included below. In 2005 sales to these businesses totalled (pound)213m. On completion of the disposal of the rolled products and extrusion businesses to Aleris International Inc., sales to these businesses will be included within external Group turnover.

    Q2 2006     Q1 2006     Q2 2005  (pound) millions unless stated                     H1 2006     H1 2005
-------------------------------------------------------------------------------------------------------------
         28          30          23  Turnover                                                58          48
-------------------------------------------------------------------------------------------------------------
         21          22          23  Deliveries (kt)                                         43          50
-------------------------------------------------------------------------------------------------------------
       (11)         (1)          15  Operating (loss)/profit                               (12)          14
-------------------------------------------------------------------------------------------------------------
       (11)         (1)          15  Operating (loss)/profit                               (12)          14
                                     (before restructuring, impairment and disposals)


                                 Corus Group plc 2006 Second Quarter Results   7

          H1 2006 v H1 2005 comparison

     o The underlying operating loss in the first six months of 2006, excluding restructuring and impairment costs and disposal profits was (pound)12m compared to a profit of (pound)14m in the first half of 2005. This included movements in the fair value of financial instruments under IAS 39, particularly a charge related to the treatment of the long-term electricity contract at the Voerde smelter in Germany. The impact of higher energy and alumina costs more than offset the benefit of higher selling prices, driven by the higher LME metal price.


          Q2 2006 v Q1 2006

     o The operating loss for the second quarter of 2006 was (pound)11m compared to (pound)1m in the first quarter of 2006. This reflected a (pound)6m charge for the IAS 39 treatment of the Voerde electricity contract outlined above combined with 5% lower deliveries and a 2% decrease in average selling prices.


Central and other

Certain other costs are not allocated to divisions, including stewardship, corporate governance and country holdings, Group consolidation entries; and other non-recurring costs. Central items reflect a net credit of (pound)95m in the first half of 2006, including the (pound)96m pension credit explained above. This compared to a net cost of (pound)55m in the first half of 2005. In addition to the pension credit, the improvement in central items also reflected the benefit of positive exchange rate changes, lower financing and self-insurance costs, and the sale of surplus emission rights.

Central items in the second quarter of 2006 were a net credit of (pound)6m compared to a credit of (pound)89m in the first quarter that included in the (pound)96m non-recurring pension credit, explained above.


Acquisitions and disposals

On 10 May 2006 Corus announced that it had signed a sale and purchase agreement with Companhia Siderurgica Nacional (CSN) for the sale of Corus' 50% share in Lusosider Projectos Siderurgicos S.A., a Portuguese company producing pickled hot rolled, cold rolled, hot-dip galvanised and tin plate steel, for a consideration of (euro)25m (approximately (pound)17m).

On 12 May 2006, Cogent Power Limited (a 75% owned subsidiary of Corus) announced that it had signed a sale and purchase agreement with Bavaria Industriekapitale AG for the sale of Cogent's lamination businesses, which produce electrical steel laminations in Germany, Hungary and the UK. The sale was completed on 17 June 2006.


Accounting policies

These unaudited consolidated financial statements for the six months ended 1 July 2006 have been prepared in accordance with the listing rules of the Financial Services Authority and apply the accounting policies set out in the Report and Accounts 2005, on pages 96 to 103. However, during 2006 an amendment to IAS 39 `Financial guarantee contracts' and IFRIC 4 `Determining whether an Arrangement contains a Lease' have been implemented. The amendment to IAS 39 has no material effect on either the current or prior periods. IFRIC 4, which has been adopted from 1 January 2006 with no prior period restatement, resulted in the recognition of additional finance lease obligations of (pound)145m and additional property plant and equipment of (pound)142m, thereby reducing opening net equity by (pound)3m. These


                                 Corus Group plc 2006 Second Quarter Results   8
represent specific assets used to service certain long-term supply arrangements. The adoption of IFRIC 4 was also recognised in the unaudited quarterly consolidated financial statements for the three months ended 1 April 2006, which were announced on 31 May 2006.


                                 Corus Group plc 2006 Second Quarter Results   9

Consolidated income statement

                                    Restated                                                                        Restated
   Unaudited       Unaudited       unaudited                                                       Unaudited       unaudited
     Q2 2006         Q1 2006         Q2 2005                                                         H1 2006         H1 2005
    (pound)m        (pound)m        (pound)m                                          Note          (pound)m        (pound)m

       2,405           2,289           2,487     Group turnover                         1              4,694           4,832

     (2,276)         (2,113)         (2,220)     Total operating costs                  3            (4,389)         (4,347)
-------------   -------------   -------------                                                   -------------   -------------

         129             176             267     Group operating profit                 5                305             485

        (32)           (128)            (30)     Finance costs                          6              (160)            (61)

           4              12               6     Finance income                         6                 16              14


           5               1             (2)     Share of post-tax profits/(losses)
                                                 of joint ventures and associates                          6               1
-------------   -------------   -------------                                                   -------------   -------------

         106              61             241     Profit before taxation                                  167             439

        (33)            (28)            (61)     Taxation                               7               (61)            (99)
-------------   -------------   -------------                                                   -------------   -------------

          73              33             180     Profit after taxation from                              106             340
                                                 continuing operations

           9              12             (9)     Profit/(loss) after taxation from      8                 21             (3)
                                                 discontinued operations
-------------   -------------   -------------                                                   -------------   -------------
          82              45             171     Profit after taxation                                   127             337
=============   =============   =============                                                   =============   =============

                                                 Attributable to:
          81              41             170     Equity holders of the parent                            122             335
           1               4               1     Minority interests                                        5               2
-------------   -------------   -------------                                                   -------------   -------------
          82              45             171                                                             127             337
=============   =============   =============                                                   =============   =============

                                                 Earnings per share

       9.09p           4.60p          19.20p     Basic earnings per ordinary share      14            13.69p          37.80p
=============   =============   =============                                                   =============   =============
       8.08p           3.40p          17.90p     Diluted earnings per ordinary share                  11.48p          35.00p
=============   =============   =============                                                   =============   =============


                                Corus Group plc 2006 Second Quarter Results   10

Consolidated balance sheet

                                                 Note
                                                                  Unaudited            Unaudited              Audited
                                                                     1 July               2 July          31 December
                                                                       2006                 2005                 2005
                                                                   (pound)m             (pound)m             (pound)m
Non-current assets
Goodwill                                                                 69                   82                   83
Other intangible assets                                                  56                   46                   56
Property, plant and equipment                                         2,650                2,745                2,820
Equity accounted investments                                             94                  100                   95
Other financial investments                                              75                  103                  113
Other financial assets                                                    6                    -                    -
Retirement benefit assets                                               460                  176                  157
Deferred tax assets                                                     156                  175                  172
                                                           -----------------    -----------------    -----------------
                                                                      3,566                3,427                3,496
                                                           -----------------    -----------------    -----------------
Current assets
Inventories                                                           1,908                1,972                1,954
Trade and other receivables                                           1,629                1,782                1,512
Current tax assets                                                       34                    -                   21
Other financial assets                                                   53                   98                   85
Short term investments                                                    8                    1                    -
Cash and short term deposits                                            299                  640                  871
                                                           -----------------    -----------------    -----------------
                                                                      3,931                4,493                4,443
                                                           -----------------    -----------------    -----------------
Assets held for sale                              10                    760                    -                    3
                                                           -----------------    -----------------    -----------------
                                                                      4,691                4,493                4,446
                                                           -----------------    -----------------    -----------------
TOTAL ASSETS                                                          8,257                7,920                7,942
                                                           -----------------    -----------------    -----------------

Current liabilities
Short term borrowings                                                 (387)                (452)                (384)
Trade and other payables                                            (1,756)              (1,781)              (1,844)
Current tax liabilities                                                (60)                 (81)                 (79)
Other financial liabilities                                            (94)                 (18)                 (38)
Retirement benefit obligations                                          (1)                  (4)                  (5)
Short term provisions and other liabilities                            (83)                (140)                (117)
                                                           -----------------    -----------------    -----------------
                                                                    (2,381)              (2,476)              (2,467)
                                                           -----------------    -----------------    -----------------
Liabilities directly associated with assets held   10                 (323)                    -                    -
for sale
                                                           -----------------    -----------------    -----------------
                                                                    (2,704)              (2,476)              (2,467)
                                                           -----------------    -----------------    -----------------

Non-current liabilities
Long term borrowings                                                (1,283)              (1,320)              (1,308)
Deferred tax liabilities                                              (114)                (134)                (126)
Retirement benefit obligations                                        (251)                (479)                (436)
Provisions for liabilities and charges                                (102)                (117)                (116)
Other non-current liabilities                                          (54)                 (27)                 (46)
Deferred income                                                        (74)                 (67)                 (65)
                                                           -----------------    -----------------    -----------------
                                                                    (1,878)              (2,144)              (2,097)
                                                           -----------------    -----------------    -----------------
TOTAL LIABILITIES                                                   (4,582)              (4,620)              (4,564)
                                                           -----------------    -----------------    -----------------
NET ASSETS                                                           3,675                3,300                3,378
                                                           =================    =================    =================

Equity
Called up share capital                                               1,698                1,697                1,697
Share premium account                                                   175                  171                  173
Statutory reserve                                 15                      -                2,338                    -
Other reserves                                                          302                  201                  283
Consolidated reserves                                                 1,480              (1,134)                1,199
Amounts recognised directly in equity relating                         (10)                    -                    -
to net assets held for sale
                                                           -----------------    -----------------    -----------------
Equity attributable to equity holders of parent                       3,645                3,273                3,352
Minority interests                                                       30                   27                   26
                                                           -----------------    -----------------    -----------------
TOTAL EQUITY                                                          3,675                3,300                3,378
                                                           =================    =================    =================


                                Corus Group plc 2006 Second Quarter Results   11

Statement of recognised income and expense

   Unaudited       Unaudited       Unaudited                                                       Unaudited    Unaudited H1
     Q2 2006         Q1 2006         Q2 2005                                                         H1 2006            2005
    (pound)m        (pound)m        (pound)m                                                        (pound)m        (pound)m

        (61)             295           (143)     Actuarial gains/(losses) on defined                     234           (150)
                                                 benefit plans

           8            (28)              26     Movement on fair values of cash flow                   (20)              37
                                                 hedges

           -             (6)               1     Movement on revaluation of available for                (6)               2
                                                 sale investments

         (6)              14              32     Deferred tax on items taken directly to                   8              32
                                                 reserves

         (1)               1             (1)     Revaluation of goodwill due to exchange                   -             (3)

        (20)              11             (8)     Exchange movements on currency net                      (9)            (38)
                                                 investments
-------------   -------------   -------------                                                   -------------   -------------
        (80)             287            (93)     Net income/(expense) recognised directly                207           (120)
                                                 in equity

          82              45             171     Profit after taxation                                   127             337
-------------   -------------   -------------                                                   -------------   -------------
           2             332              78     Total recognised income for the period                  334             217

           -               -               -     Adoption of IAS 32 and IAS 39                             -              16
-------------   -------------   -------------                                                   -------------   -------------
           2             332              78                                                             334             233
=============   =============   =============                                                   =============   =============

                                                 Total recognised income for the period
                                                 attributable to:

           2             328              77     Equity holders of the parent                            330             215
           -               4               1     Minority interests                                        4               2
-------------   -------------   -------------                                                   -------------   -------------
           2             332              78                                                             334             217
=============   =============   =============                                                   =============   =============
                                                 Adoption of IAS 32 and IAS 39
                                                 attributable to:

           -               -               -     Equity holders of the parent                              -              24
           -               -               -     Minority interests                                        -             (8)
-------------   -------------   -------------                                                   -------------   -------------
           -               -               -                                                               -              16
=============   =============   =============                                                   =============   =============


Reconciliation of movements in equity

                                                                      Unaudited         Unaudited           Audited
                                                                    1 July 2006       2 July 2005              2005
                                                                       (pound)m          (pound)m          (pound)m

Total equity at beginning of period                                       3,378             3,058             3,058
Adoption of IAS 32 and IAS 39                                                 -                16                16
Adoption of IFRIC 4                                                         (3)                 -                 -
                                                                 ---------------   ---------------   ---------------
Total equity at beginning of period - restated                            3,375             3,074             3,074

Total recognised income attributable to equity holders of                   330               215               307
the parent

Issue of conditional share awards                                             7                 5                12

New shares issued                                                             3                 4                 6

Dividends paid                                                             (44)                 -              (22)

Minority interests                                                            4                 2                 1
                                                                 ---------------   ---------------   ---------------
Total equity at end of period                                             3,675             3,300             3,378
                                                                 ===============   ===============   ===============


                                Corus Group plc 2006 Second Quarter Results   12

Consolidated cash flow statement

Unaudited Q2       Unaudited       Unaudited                                         Note          Unaudited       Unaudited
        2006         Q1 2006         Q2 2005                                                         H1 2006         H1 2005
    (pound)m        (pound)m        (pound)m                                                        (pound)m        (pound)m
                                                 Operating activities
          74           (156)             209     Cash generated from operations        9                (82)             300
        (45)            (13)            (28)     Interest paid                                          (58)            (71)
           -            (87)               -     Premium paid on redemption of                          (87)               -
                                                 debenture
         (3)             (2)             (1)     Interest element of finance lease                       (5)             (1)
                                                 rental payments
           -               1               3     UK corporation tax received                               1               4
        (22)             (2)            (45)     Taxation paid                                          (24)           (113)
-------------   -------------   -------------                                                   -------------   -------------
           4           (259)             138     Net cash flow from operating                          (255)             119
                                                 activities
-------------   -------------   -------------                                                   -------------   -------------

                                                 Investing activities
        (84)           (102)            (87)     Purchase of property, plant and                       (186)           (181)
                                                 equipment
           2              15               6     Sale of property, plant and                              17               9
                                                 equipment
         (5)             (4)             (8)     Purchase of other intangible assets                     (9)            (14)
           8             (8)            (11)     Purchase of other fixed asset                             -            (32)
                                                 investments
          24              12               -     Sale of other investments                                36               -
           -               -               1     Loans to joint ventures and                               -               -
                                                 associates
           1               -              16     Sale of subsidiary undertakings                           1              19
                                                 and businesses
           3               9               6     Interest received                                        12              12
           5               3               5     Dividends from joint ventures and                         8               7
                                                 associates
         (4)             (4)               3     (Purchase)/sale of short term                           (8)              10
                                                 investments
-------------   -------------   -------------                                                   -------------   -------------
        (50)            (79)            (69)     Net cash flow from investing                          (129)           (170)
-------------   -------------   -------------    activities                                     -------------   -------------

                                                 Financing activities
           2               1               1     Issue of new shares                                       3               4
           2               7               1     Proceeds from borrowings                                  9               2
           -           (150)               1     Repayment of borrowings                               (150)             (8)
        (10)             (6)             (1)     Capital element of finance lease                       (16)             (1)
                                                 rental payments
        (44)               -               -     Dividends paid                                         (44)               -
-------------   -------------   -------------                                                   -------------   -------------
        (50)           (148)               2     Net cash flow from financing                          (198)             (3)
-------------   -------------   -------------    activities                                     -------------   -------------

        (96)           (486)              71     Net movement in cash and cash                         (582)            (54)
                                                 equivalents
         340             825             426     Cash and cash equivalents at                            825             557
                                                 beginning of period
         (3)               1               2     Effect of foreign exchange rate                         (2)             (4)
-------------   -------------   -------------    changes                                        -------------   -------------
         241             340             499     Cash and cash equivalents at end                        241             499
=============   =============   =============    of period                                      =============   =============

                                                 Cash and cash equivalents
                                                 comprise:
         299             401             640     Cash and short term deposits                            299             640
        (58)            (61)           (141)     Bank overdrafts                                        (58)           (141)
-------------   -------------   -------------                                                   -------------   -------------
         241             340             499                                                             241             499
=============   =============   =============                                                   =============   =============


Discontinued operations contributed (pound)(15)m to the net cash flow from operating activities, (pound)(13)m to net cash flow from investing activities and (pound)30m to net cash flow from financing activities, in the first half of 2006.


                                Corus Group plc 2006 Second Quarter Results   13

Reconciliation of net cash flow to movement in net debt

Unaudited Q2       Unaudited       Unaudited                                                       Unaudited    Unaudited H1
        2006         Q1 2006         Q2 2005                                                         H1 2006            2005
    (pound)m        (pound)m        (pound)m                                                        (pound)m        (pound)m


        (96)           (486)              71     Movement in cash and cash                             (582)            (54)
                                                 equivalents
           4               4             (3)     Movement in short term investments                        8            (10)
           8             149             (1)     Movement in borrowings                                  157               7
-------------   -------------  -------------                                                    -------------   -------------

        (84)           (333)              67     Change in net debt resulting from                     (417)            (57)
                                                 cash flows in period
           7            (15)              21     Exchange rate movements                                 (8)             43
         (3)             (5)             (7)     Other non-cash changes                                  (8)             (7)
-------------   -------------  -------------                                                    -------------   -------------

        (80)           (353)              81     Movement in net debt during the period                (433)            (21)

     (1,319)           (821)         (1,212)     Net debt at beginning of the period                   (821)           (842)

           -               -               -     Adoption of IAS 32 and IAS 39 on                          -           (268)
                                                 2 January 2005
           -           (145)               -     Adoption of IFRIC 4 on 1 January                      (145)               -
                                                 2006
-------------   -------------  -------------                                                    -------------   -------------
     (1,399)         (1,319)         (1,131)     Net debt at end of the period                       (1,399)         (1,131)
=============   =============  =============                                                    =============   =============


                                                                                                        2006            2005
                                                                                                    (pound)m        (pound)m
The adoption of IAS 32, IAS 39 and IFRIC 4 may be further analysed below:
Reclassification of non-returnable proceeds from the securitisation programme                              -           (275)
Reclassification of equity element of convertible debt and accretion of interest thereon                   -              15
Reclassification of minority preference shares                                                             -             (8)
Capitalisation of supply agreements under IFRIC 4                                                      (145)               -
                                                                                                -------------   -------------
                                                                                                       (145)           (268)
                                                                                                =============   =============


Analysis of net debt

                                                                                  Unaudited        Unaudited         Audited
                                                                                1 July 2006      2 July 2005            2005
                                                                                   (pound)m         (pound)m        (pound)m

Cash and short term deposits (excluding bank overdrafts)                                299              640             871
Bank overdrafts                                                                        (44)            (141)            (46)
Short term investments                                                                    8                1               -
Long term borrowings                                                                (1,127)          (1,290)         (1,275)
Other loans                                                                           (334)            (310)           (336)
Obligations under finance leases                                                      (165)             (31)            (35)
External debt classified as held for sale                                              (36)                -               -
                                                                               -------------    -------------    ------------
                                                                                    (1,399)          (1,131)           (821)
                                                                               =============    =============    =============


                                Corus Group plc 2006 Second Quarter Results   14

Supplementary information

                                    Restated                                                                        Restated
Unaudited Q2    Unaudited Q1       unaudited                                                       Unaudited       unaudited
        2006            2006         Q2 2005                                                         H1 2006         H1 2005
    (pound)m        (pound)m        (pound)m                                                        (pound)m        (pound)m
                                                 1.a Turnover by division
       1,333           1,340           1,384        Strip Products                                     2,673           2,724
         702             648             737        Long Products                                      1,350           1,444
         760             680             857        Distribution & Building Systems                    1,440           1,585
          28              30              23        Aluminium - continuing operations                     58              48
          22              25              17        Central & other                                       47              34
-------------   -------------   -------------                                                   -------------   -------------

       2,845           2,723           3,018        Gross turnover: continuing operations              5,568           5,835
       (440)           (434)           (531)        Less: intra-group turnover                         (874)         (1,003)
-------------   -------------   -------------                                                   -------------   -------------
       2,405           2,289           2,487        Group turnover: continuing operations              4,694           4,832
=============   =============   =============                                                   =============   =============




                                                    comprising:
       1,086           1,082           1,108        Strip Products                                     2,168           2,189
         547             510             518        Long Products                                      1,057           1,043
         746             669             833        Distribution & Building Systems                    1,415           1,548
          24              25              20        Aluminium - continuing operations                     49              41
           2               3               8        Central & other                                        5              11
-------------   -------------   -------------                                                   -------------   -------------
       2,405           2,289           2,487        Group turnover: continuing operations              4,694           4,832
=============   =============   =============                                                   =============   =============

         303             288             254        Turnover: discontinued operations                    591             501
=============   =============   =============                                                   =============   =============


                                                 1.b Group turnover by destination
         697             680             732        UK                                                 1,377           1,443
       1,277           1,242           1,257        Europe (excluding UK)                              2,519           2,532
         191             160             186        North America                                        351             340
         240             207             312        Other areas                                          447             517
-------------   -------------   -------------                                                   -------------   -------------
       2,405           2,289           2,487        Group turnover: continuing operations              4,694           4,832
=============   =============   =============                                                   =============   =============


                                Corus Group plc 2006 Second Quarter Results   15

                                    Restated                                                                        Restated
Unaudited Q2    Unaudited Q1    unaudited Q2                                                       Unaudited       unaudited
        2006            2006            2005                                                         H1 2006         H1 2005
          Kt              Kt              Kt                                                              Kt              Kt
                                                 2.a Sales volume by division
       2,927           2,969           2,933        Strip Products                                     5,896           5,726
       1,933           1,852           1,886        Long Products                                      3,785           3,728
       1,719           1,462           1,755        Distribution & Building Systems                    3,181           3,337
          21              22              23        Aluminium - continuing operations                     43              50
           -               -               -        Central & other                                        -               -
-------------   -------------   -------------                                                   -------------   -------------

       6,600           6,305           6,597        Gross sales volume                                12,905          12,841
     (1,128)         (1,148)         (1,476)        Less: intra-group                                (2,276)         (2,809)
-------------   -------------   -------------                                                   -------------   -------------
       5,472           5,157           5,121        Group sales volume: continuing operations         10,629          10,032
=============   =============   =============                                                   =============   =============

                                                    comprising:

       2,315           2,291           2,275        Strip Products                                     4,606           4,435
       1,461           1,411           1,145        Long Products                                      2,872           2,333
       1,677           1,434           1,677        Distribution & Building systems                    3,111           3,216
          19              21              24        Aluminium - continuing operations                     40              48
           -               -               -        Central & other                                        -               -
-------------   -------------   -------------                                                   -------------   -------------
       5,472           5,157           5,121        Group sales volume: continuing operations         10,629          10,032
=============   =============   =============                                                   =============   =============

         136             133             133        Group sales volume: discontinued                     269             275
=============   =============   =============       operations                                  =============   =============


                                                 2.b Group sales volume by destination
       1,499           1,517           1,421         UK                                                3,016           2,856
       2,851           2,744           2,641         Europe (excluding UK)                             5,595           5,230
         401             347             397         North America                                       748             744
         721             549             662         Other areas                                       1,270           1,202
-------------   -------------   -------------                                                   -------------   -------------
       5,472           5,157           5,121        Group sales volume: continuing operations         10,629          10,032
=============   =============   =============                                                   =============   =============


                                Corus Group plc 2006 Second Quarter Results   16

                                    Restated                                                                        Restated
Unaudited Q2       Unaudited       unaudited                                                       Unaudited       unaudited
        2006         Q1 2006         Q2 2005                                                         H1 2006         H1 2005
    (pound)m        (pound)m        (pound)m                                                        (pound)m        (pound)m
                                                 3.  Total operating costs

       1,192           1,071           1,074         Raw materials & consumables                       2,263           2,072
         193             188             189         Maintenance costs (excluding own labour)            381             390
         388             410             364         Other external charges                              798             726
         403             305             442         Employment costs                                    708             865
          67              69              72         Depreciation & amortisation (net of                 136             140
                                                     grants released)
         112             136             130         Other operating costs                               248             279
        (70)            (51)            (40)         Changes in inventory                              (121)           (104)
         (5)             (4)             (7)         Own work capitalised                                (9)            (12)
        (10)            (11)             (5)         Profit on disposal of property, plant              (21)             (8)
                                                     and equipment
           6               -               1         Loss/(profit) on disposal of group                    6             (1)
-------------   -------------   -------------        undertakings                               -------------   -------------
       2,276           2,113           2,220                                                           4,389           4,347
=============   =============   =============                                                   =============   =============

                                                 4.  Restructuring, impairment and disposals

                                                     As included in total operating costs:

           2               5               7         Redundancy and related costs                          7              17
           -               -               2         Impairment losses related to property,                -               2
                                                     plant and equipment
           -               -               1         Other asset write-downs                               -               1
         (1)               1               4         Other rationalisation costs                           -               4
-------------   -------------   -------------                                                   -------------   -------------
           1               6              14                                                               7              24

        (10)            (11)             (5)         Profit on disposal of property, plant              (21)             (8)
                                                     and equipment
           6               -               1         Loss/(profit) on disposal of group                    6             (1)
                                                     undertakings
-------------   -------------   -------------                                                   -------------   -------------
         (3)             (5)              10         Net restructuring, impairment and                   (8)              15
=============   =============   =============        disposals (credit)/charge                  =============   =============

                                                     comprising:

           6               1               2         Strip Products                                        7               3
         (8)               3               5         Long Products                                       (5)              14
         (1)             (9)               1         Distribution & Building Systems                    (10)               2
           -               -               -         Aluminium - continuing operations                     -               -
           -               -               2         Central & other                                       -             (4)
-------------   -------------   -------------                                                   -------------   -------------
         (3)             (5)              10                                                             (8)              15
=============   =============   =============                                                   =============   =============


                                Corus Group plc 2006 Second Quarter Results   17

                                   Restated                                                                         Restated
Unaudited Q2    Unaudited Q1      unaudited                                                        Unaudited       unaudited
        2006            2006        Q2 2005                                                          H1 2006         H1 2005
    (pound)m        (pound)m       (pound)m                                                         (pound)m        (pound)m

                                                 5.  Group operating result

                                                     After restructuring, impairment and
                                                     disposals:
          81             105             228         Strip Products                                      186             407
          34            (29)              45         Long Products                                         5              91
          19              12              13         Distribution & Building Systems                      31              28
        (11)             (1)              15         Aluminium - continuing operations                  (12)              14
           6              89            (34)         Central & other                                      95            (55)
-------------   -------------   -------------                                                   -------------   -------------
         129             176             267                                                             305             485
=============   =============   =============                                                   =============   =============


                                                     Before restructuring, impairment and
                                                     disposals:
          87             106             230         Strip Products                                      193             410
          26            (26)              50         Long Products                                         -             105
          18               3              14         Distribution & Building Systems                      21              30
        (11)             (1)              15         Aluminium - continuing operations                  (12)              14
           6              89            (32)         Central & other                                      95            (59)
-------------   -------------   -------------                                                   -------------   -------------
         126             171             277                                                             297             500
=============   =============   =============                                                   =============   =============


                                                 6.  Financing items

                                                     Interest expense:
        (24)            (26)            (27)         - Bank and other borrowings                        (50)            (56)
           -            (87)               -         - Premium on redemption of debenture               (87)               -
         (2)             (2)             (2)         - Accretion of convertible bonds                    (4)             (4)
         (3)             (2)             (1)         - Finance leases                                    (5)             (1)
         (3)            (11)               -         Fair value losses -  convertible bond              (14)               -
                                                     equity options
-------------   -------------   -------------                                                   -------------   -------------
        (32)           (128)            (30)         Finance costs                                     (160)            (61)
-------------   -------------   -------------                                                   -------------   -------------

           -               5               -         Other investment income                               5               -
           4               7               6         Interest income                                      11              11
           -               -               -         Fair value gains - convertible bond                   -               3
                                                     equity options
-------------   -------------   -------------                                                   -------------   -------------
           4              12               6         Finance income                                       16              14
-------------   -------------   -------------                                                   -------------   -------------

        (28)           (116)            (24)                                                           (144)            (47)
=============   =============   =============                                                   =============   =============


                                Corus Group plc 2006 Second Quarter Results   18

                                    Restated                                                                        Restated
Unaudited Q2       Unaudited       unaudited                                                       Unaudited       unaudited
        2006         Q1 2006         Q2 2005                                                         H1 2006         H1 2005
    (pound)m        (pound)m        (pound)m                                                        (pound)m        (pound)m
                                                 7.  Taxation

           -               -               -         UK corporation tax                                    -               -
        (13)               1               1         Overseas prior year (credit)/charge                (12)             (7)
          25              22              47         Overseas taxes                                       47              84
-------------   -------------   -------------                                                   -------------   -------------
          12              23              48         Current tax                                          35              77
           -               -               -         UK deferred tax                                       -               -
          21               5              13         Overseas deferred tax                                26              22
-------------   -------------   -------------                                                   -------------   -------------
          33              28              61                                                              61              99
=============   =============   =============                                                   =============   =============

Deferred tax assets  amounting to (pound)169m have been  recognised at 1 July 2006 (2005:  (pound)172m).  Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,451m (2005: (pound)1,471m) of which (pound)1,035m
(2005: (pound)1,063m) are UK losses.

                                                 8.  Profit/(loss) after taxation -
                                                     discontinued operations
On 24 May 2006, the Group announced that it had signed a share purchase agreement for Aleris International Inc. to acquire
Corus' aluminium rolled products and extrusions businesses. In accordance with IFRS 5, as explained on page 2 of this report, these businesses have been classed as discontinued operations. The results of these operations are as follows:

         303             288             254         Turnover (external to Corus)                        591             501
       (293)           (269)           (266)         Operating costs (net of trading                   (562)           (503)
-------------   -------------   -------------                                                   -------------   -------------

          10              19            (12)         Operating profit/(loss)                              29             (2)
           -             (2)             (1)         Finance costs                                       (2)             (2)
-------------   -------------   -------------                                                   -------------   -------------
          10              17            (13)         Profit/(loss) before taxation                        27             (4)
         (1)             (5)               4         Taxation                                            (6)               1
-------------   -------------   -------------                                                   -------------   -------------
           9              12             (9)         Profit/(loss) after taxation                         21             (3)
=============   =============   =============                                                   =============   =============


                                                 9.  Reconciliation of cash generated
                                                     from operations

          82              45             171         Profit after taxation                               127            337
                                                     Adjustments for:
          34              33              57         Tax                                                  67             98
          67              79              85         Depreciation & amortisation (net of                 146            162
                                                     grants released)
         (4)            (11)             (4)         Profit on disposals                                (15)            (9)
         (4)            (12)             (6)         Interest income                                    (16)           (14)
          32             130              31         Interest expense                                    162             63
         (5)             (1)               2         Share of results of joint ventures                  (6)            (1)
                                                     and associates
           3               4               5         Other non-cash items                                  7              5
                                                     Restructuring costs (excluding
           1               6              12         impairment losses related to                          7             22
                                                     property, plant and equipment)
         (9)            (24)            (12)         Utilisation of rationalisation                     (33)           (26)
                                                     provisions
        (97)           (132)           (125)         Movement in inventories                           (229)          (280)
        (74)           (226)            (19)         Movement in receivables                           (300)          (187)
          81              74              16         Movement in payables                                155             97
        (27)           (109)             (3)         Movement in retirement benefit                    (136)            (1)
                                                     assets and obligations
           2             (2)              11         Movement in contract advances                         -             37
         (8)            (10)            (12)         Other movements (net)                              (18)            (3)
-------------   -------------   -------------                                                   -------------   -------------
          74           (156)             209         Net cash flow generated from                       (82)            300
=============   =============   =============        operations                                 =============   =============


                                Corus Group plc 2006 Second Quarter Results   19

                                                                      Unaudited
                                                                        Q2 2006
                                                                       (pound)m
      10. Net assets - held for sale

          Goodwill                                                           14
          Other intangible assets                                             5
          Property, plant and equipment                                     312
          Deferred tax assets                                                13
          Inventories                                                       254
          Trade and other receivables                                       162
                                                                      ----------
                                                                            760
                                                                      ----------

          Short term borrowings                                            (17)
          Trade and other payables                                        (131)
          Current tax liabilities                                          (30)
          Retirement benefit obligations - current                          (3)
          Provisions and other liabilities - current                        (5)
          Long term borrowings                                             (19)
          Deferred tax liabilities                                         (33)
          Retirement benefit obligations - non-current                     (71)
          Provisions and other liabilities - non-current                   (13)
          Deferred income                                                   (1)
                                                                      ----------
                                                                          (323)
                                                                      ----------

                                                                      ----------
          Net assets                                                        437
                                                                      ==========

                                    Restated                                                                        Restated
Unaudited Q2       Unaudited       unaudited                                                       Unaudited       unaudited
        2006         Q1 2006         Q2 2005                                                         H1 2006         H1 2005
    (pound)m        (pound)m        (pound)m                                                        (pound)m        (pound)m

                                                 11. Capital expenditure

          84             102              87         Purchase of property, plant and                     186             181
                                                     equipment
           3            (24)              18         Movement in capital creditors                      (21)            (14)
-------------   -------------   -------------                                                   -------------   -------------
          87              78             105                                                             165             167
=============   =============   =============                                                   =============   =============

                                                 12. Reconciliation of Group operating
                                                     profit to EBITDA before
                                                     restructuring, impairment and
                                                     disposals
         129             176             267         Group operating profit                              305             485
           1               6              14         Restructuring costs                                   7              24
         (4)            (11)             (4)         Profit on disposals                                (15)             (9)
-------------   -------------   -------------                                                   -------------   -------------
         126             171             277         Underlying operating profit                         297             500
                                                     Depreciation & amortisation (net of
                                                     grants released and excluding
          67                                         impairment losses related to
                          69              70         property, plant and equipment and                   136             138
                                                     intangible assets)
-------------   -------------   -------------                                                   -------------   -------------
         193             240             347         EBITDA before restructuring,                        433             638
                                                     impairment and disposals: continuing
                                                     operations
=============   =============   =============                                                   =============   =============

                                                     comprising:
         135             149             276         Strip Products                                      284             500
          42            (10)              67         Long Products                                        32             138
          23               8              19         Distribution & Building Systems                      31              40
        (11)             (1)              16         Aluminium - continuing operations                  (12)             16
           4              94            (31)         Central & other                                      98           (56)
-------------   -------------   -------------                                                   -------------   -------------
         193             240             347         EBITDA before restructuring,                        433            638
                                                     impairment and disposals: continuing
                                                     operations
=============   =============   =============                                                   =============   =============

                                                     EBITDA before restructuring,
          10              29               1         impairment and disposals:                            39             20
                                                     discontinued operations
=============   =============   =============                                                   =============   =============


                                Corus Group plc 2006 Second Quarter Results   20

                                                                             Unaudited          Unaudited          Unaudited
                                                                               Q2 2006               2005            Q2 2005

13. Employees (to the nearest '00) Number Number Number

    Average weekly numbers employed:
    UK                                                                          24,000             24,300             24,400
    Netherlands                                                                 11,400             11,300             11,300
    Germany                                                                      4,700              5,700              5,700
    Other countries                                                              6,900              6,900              6,900
                                                                        ---------------    ---------------    ---------------
                                                                                47,000             48,200             48,300
                                                                        ===============    ===============    ===============



    Numbers employed at end of period:
    UK                                                                          23,700             24,000             24,200
    Netherlands                                                                 11,400             11,400             11,300
    Germany                                                                      4,100              4,900              5,700
    Other countries                                                              6,600              7,000              6,900
                                                                        ---------------    ---------------    ---------------
                                                                                45,800             47,300             48,100
                                                                        ===============    ===============    ===============
    Comprising:

    Strip Products                                                              21,100             22,500             22,400
    Long Products                                                               11,800             11,800             12,800
    Distribution & Building Systems                                              5,700              5,700              5,900
    Aluminium                                                                    5,600              5,700              5,700
    Central & other                                                              1,600              1,600              1,300
                                                                        ---------------    ---------------    ---------------
                                                                                45,800             47,300             48,100
                                                                        ===============    ===============    ===============


14. Earnings per share

Earnings per share for continuing and discontinued operations is presented below. Earnings represent profit after taxation after deducting minority interests.

                    Restated        Restated                                                                        Restated
Unaudited Q2       unaudited       unaudited                                                       Unaudited       unaudited
        2006         Q1 2006         Q2 2005                                                         H1 2006         H1 2005
       Pence           Pence           Pence                                                           Pence           Pence
                                                 Earnings per share - continuing
                                                 operations
        8.28            3.05           20.25     Basic earnings per ordinary share                     11.33           38.15
=============   =============   =============                                                  =============   =============
        7.40            1.95           18.80     Diluted earnings per ordinary share                    9.35           35.30
=============   =============   =============                                                  =============   =============

                                                 Earnings per share - discontinued
                                                 operations
        0.81            1.55          (1.05)     Basic earnings per ordinary share                      2.36          (0.35)
=============   =============   =============                                                  =============   =============
        0.68            1.45          (0.90)     Diluted earnings per ordinary share                    2.13          (0.30)
=============   =============   =============                                                  =============   =============


At Corus' AGM on 9 May 2006, shareholders approved the consolidation of Corus' existing share capital. One new ordinary share of 50 pence has now been issued for every 5 existing ordinary shares of 10 pence. Earnings per share has been restated on this basis. On 19 May 2006, an equivalent final dividend of 5 pence per share was paid at a total cost of (pound)44m. Corus has today announced an interim dividend of 2.75 pence per share.


15. Statutory Reserve

The statutory reserve of (pound)2,338m disclosed in the balance sheet as at 2 July 2005 arose in Corus UK Limited under section 7(1) of the British Steel Act 1988. Of the total balance (pound)381m was originally set aside as available for distribution, with the balance of (pound)1,957m, a restricted reserve which could only be applied in paying up unissued shares to be allotted to its parent company as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.


                                Corus Group plc 2006 Second Quarter Results   21

Independent review report to Corus Group plc


Introduction


We have been instructed by the company to review the financial information for the six months ended 1 July 2006 which comprises a consolidated income statement, a statement of recognised income and expense, consolidated balance sheet information as at 1 July 2006, consolidated cash flow statement and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.



This interim report has been prepared in accordance with the basis set out in "Accounting policies" on page 8.



Review work performed


We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.




Review conclusion


On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 1 July 2006.





Chartered Accountants
London
30 August 2006

Notes:

(a) The maintenance and integrity of the Corus Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no


                                Corus Group plc 2006 Second Quarter Results   22
responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.




Principal divisional activities                                                                                    Appendix 1

--------------------------------------------------------------------------------------------------------------------------------

Strip Products Division

Corus Strip Products IJmuiden and               Corus Tubes                            Corus Special Strip
Corus Strip Products UK                         Steel tubes, hollow sections, line     Plated precision strip products with
Hot rolled steel strip and cold rolled          pipe and pipeline project              specialist finishes
and metallic coated steel                       management


Corus Packaging Plus                            Corus Colors                           Cogent Power
Light gauge coated steel for packaging and      Pre-finished steels                    Electrical steels and transformer cores
non-packaging applications

--------------------------------------------------------------------------------------------------------------------------------

Long Products Division

Corus Construction & Industrial                 Corus Rail                             Downstream businesses
Plate, sections, wire rod and semi-             Railway products, design and           Custom designed hot rolled special
finished steel                                  consultancy, rail infrastructure       steel profiles, hot and cold narrow
                                                contracting                            strip


Corus Engineering Steels                                                               Teesside Cast Products
Engineering billet, rolled and bright bar                                              Slab and bloom

--------------------------------------------------------------------------------------------------------------------------------

Distribution and Building
Systems Division

Corus Distribution and                          Corus International                    Corus Consulting
Building Systems                                Tailored product and service           Consultancy, technology, training
Service centres, further material processing    solutions for international projects   and operational assistance to the
and building systems                            and international trade                steel and aluminium industries

--------------------------------------------------------------------------------------------------------------------------------

Aluminium Division

Corus Primary Aluminium                         Corus Aluminium Rolled                 Corus Aluminium Extrusions*


                                Corus Group plc 2006 Second Quarter Results   23

Extrusion billets, slabs and ingots             Products*                              Soft and hard extruded profiles,
                                                Rolled plate, sheet and coil           rod and bars


* Discontinued Operations


                                Corus Group plc 2006 Second Quarter Results   24

Certain forward-looking statements
The Interim results for the first half of 2006 contains certain forward-looking statements. These statements are subject to risks and uncertainties because they relate to events that may or will occur in the future and could cause actual results to differ materially from those expressed. Many of these risks and uncertainties relate to factors that are beyond Corus' ability to control or estimate precisely, such as future market and economic conditions, the actions of competitors, operational problems and the actions of government regulators. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Corus undertakes no obligation to update or publicly revise forward-looking statements. All written, oral and electronic forward looking-statements attributable to Corus or persons acting on behalf of Corus are expressly qualified in their entirety by this cautionary statement.




                                Corus Group plc 2006 Second Quarter Results   25